Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K Street, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

December 12, 2016

Securities and Exchange Commission
100 F Street, N.E.
 Washington, D.C. 20549
Attention:	Mr. Justin Dobbie
Attorney-Advisor

Re:	Euroseas Ltd.
Amendment No. 1 to Registration Statement on Form F-3
Filed November 23, 2016
File No. 333-208305

Dear Mr. Dobbie:

We refer to the registration statement on Form F-3 (the "Registration Statement"), filed by Euroseas Ltd. (the "Company") with the Securities and Exchange Commission (the "Commission") on December 2, 2015, as amended.

By letter dated December 8, 2016 (the "Comment Letter"), the staff of the Commission (the "Staff") provided the Company with its comments regarding Amendment No. 1 to the Registration Statement, filed by the Company with the Commission on November 23, 2016 ("Amendment No. 1").

The Company has today filed via EDGAR Amendment No. 2 to the Registration Statement (the "Amended Registration Statement"), which responds to the Staff's comments contained in the Comment Letter and also includes updates related to the passage of time.

This letter responds to the Comment Letter.  The following numbered paragraph corresponds to the numbered paragraph in the Comment Letter.

Selling Shareholders, page 10

1.
Please identify each of the natural persons who exercise voting power and dispositive power over the shares of common stock held by Friends Investment Company, Inc. For guidance, please refer to Regulation S-K Compliance and Disclosure Interpretation 140.02.

The Amended Registration Statement identifies each of the natural persons who exercise voting power and dispositive power over the shares of common stock held by Friends Investment Company, Inc.

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (202) 737-8833.

Very truly yours,
By: /s/ Anthony Tu-Sekine Anthony Tu-Sekine

Cc:	J. Nolan McWilliams
Attorney-Advisor
Securities and Exchange Commission

Tasos Aslidis
Chief Financial Officer
Euroseas Ltd.

EUROSEAS LTD.
 4 Messogiou & Evropis Street
151 25 Maroussi, Greece

December 12, 2016

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
 Washington, D.C. 20549

Re:	Euroseas Ltd.

Ladies and Gentlemen:

The undersigned registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully, Euroseas Ltd. By: /s/ Dr. Anastasios Aslidis Name: Dr. Anastasios Aslidis Title: Chief Financial Officer